Exhibit 99.1

Notice to Convene the Annual General Meeting of Shareholders

of uniQure N.V.

To be held at and organized by uniQure N.V. (the “Company”), having its address at Meibergdreef 61, 1105 BA Amsterdam, the Netherlands, at 2.00 p.m. CET on 15 June 2016.

Shareholders are invited to attend the Annual General Meeting of Shareholders of the Company (the “AGM”) to be held on 15 June 2016 at 2.00 p.m. CET at the Company’s offices in Amsterdam, the Netherlands. The language of the meeting will be English.

The agenda for the AGM and the explanatory notes (including the biographies and curricula vitae of Mr. Kaye and Mr Soland), together with the 2015 Annual Report including the 2015 statutory annual accounts and the amendment of the Remuneration Policy, are available for inspection at the offices of the Company, and will be distributed free of charge on request. The information is also available on the Company’s website: www.uniqure.com.

ATTENDANCE AT THE ANNUAL GENERAL MEETING

Only holders of shares in the share capital of the Company as of the close of business on 18 May 2016 (the “Record Date”) are entitled to vote at the AGM. Only shareholders who have given notice in writing to the Company by 13 June 2016 of their intention to attend the AGM in person are entitled to attend the AGM in person. Each share outstanding on the Record Date is entitled to one vote on each voting item.

For shareholders whose ownership is directly recorded in the Company’s shareholders register (such shareholders, the “Registered Shareholders”) and for shareholders holding their shares in an account at a bank, a financial institution, or other financial intermediary (such shareholders, the “Beneficial Owners”), the conditions for attendance at the AGM are as follows:

•                                          Registered Shareholders must notify the Company by submitting their name and number of registered shares through the Company’s email address ir@uniqure.com no later than on 13 June 2016; and

•                                          Beneficial Owners must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s email address ir@uniqure.com no later than on 13 June 2016 and (ii) bring the proxy received from their financial intermediary to the AGM.

Persons entitled to take part in the meeting may be asked for identification prior to being admitted to the AGM and are therefore asked to carry a valid identity document (such as a passport or driver’s license).

PARTICIPATION IN THE ANNUAL GENERAL MEETING BY PROXY

Registered Shareholders who are not in a position to attend the meeting in person, may, without prejudice to the above registration and attendance notification provisions, grant a written proxy to the following independent third party: Mr. S. Commissaris of Ploum Lodder Princen, civil law notaries in Rotterdam, the Netherlands. The proxy can be granted with or without voting instructions. In case a proxy is granted to said independent party without voting instructions it shall be deemed to include a voting instruction in favour of all proposals made by the Management Board and/or the Supervisory Board of the Company, and against any other proposal. Proxy forms to be used by Registered Holders to grant a written proxy are available free of charge at the offices of uniQure N.V. and at www.uniqure.com. To be counted, a duly completed and executed proxy must have been received from a Registered Holder by Mr. S. Commissaris, at the offices of Ploum Lodder Princen or, if sent in pdf-form electronically at his email address: s.commissaris@ploum.nl with the original to follow by regular mail, in each case no later than on 13 June 2016, at 23:59 hrs CET. These shareholders or their representatives will receive a confirmation of registration from the Company.

Beneficial Owners who wish to exercise their voting rights by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner’s behalf.

FURTHER INFORMATION

For further information, please contact: uniQure N.V., Corporate Secretary, Meibergdreef 61, 1105 BA Amsterdam, the Netherlands, email: ir@uniqure.com.

Amsterdam, the Netherlands, 9 May 2016

uniQure N.V.

The Management Board

Agenda for the Annual General Meeting (“AGM”) of uniQure N.V. (“uniQure” or the “Company”) to be held on 15 June 2016 at 2pm CET, at Meibergdreef 61, 1105 BA in Amsterdam, the Netherlands.

AGENDA

1.                                     Opening and announcements

2.                                     Report on the financial year 2015 (discussion item)

3.                                     Explanation of the application of the remuneration policy (discussion item)

4.                                     Adoption of the 2015 annual accounts and treatment of the results (voting item)

5.                                     Discharge of the members of the Management Board (voting item)

6.                                     Discharge of the members of the Supervisory Board (voting item)

7.                                     Reappointment of PricewaterhouseCoopers Accountants N.V. as external auditors of the Company for the financial year 2016 (voting item)

8.                                     Amendment of the Articles of Association to effect a one tier board structure (voting item)

9.                                     Composition of the Board:

a)                                    appointment of Mr. D. B. Soland as executive director (voting item)

b)                                    appointment of Mr. M.C. Kapusta as executive director (voting item)

c)                                     appointment of Mr. S.J.H. van Deventer as non-executive director (voting item)

d)                                    appointment of Ms. P. Soteropoulos as non-executive director (voting item)

e)                                     appointment of Mr. D.V. Schaffer as non-executive director (voting item)

f)                                      appointment of Mr. W. Lewis as non-executive director (voting item)

g)                                     appointment of Mr. P. Astley-Sparke as non-executive director (voting item)

h)                                    appointment of Mr. J. Kaye as non-executive director (voting item)

10.                              Amendment of the Remuneration Policy (voting item)

11.                              Option grants to certain directors:

a)                                    option grant to Mr. M.C. Kapusta (voting item)

b)                                    option grant to Mr. D. B. Soland (voting item)

c)                                     option grant to Mr. P. Astley-Sparke (voting item)

12.                              Designation of the Board as the competent body to issue ordinary shares and options and to limit or exclude preemptive rights (voting item)

13.                              Amended and Restated 2014 Share Incentive Plan

a)                                    Amendment of the Amended and Restated 2014 Share Incentive Plan (voting item)

b)                                    Designation of the Board as the competent body to issue ordinary shares and options and to exclude preemptive rights under the Amended and Restated 2014 Share Incentive Plan (voting item)

14.                              Authorization of the Board to repurchase ordinary shares (voting item)

15.                              Any other business

16.                              Closing of the meeting

Annexes to this agenda

Annex I Explanatory Notes to the agenda

Annex II Triptych containing the proposed amendment of the Articles of Association

Annex III Amended Remuneration Policy

Annex I

Explanatory notes to the agenda for the Annual General Meeting of Shareholders (“AGM”) of uniQure N.V. (“uniQure” or the “Company”) to be held on 15 June 2016 at 2pm CET, at Meibergdreef 61, 1105 BA Amsterdam, the Netherlands.

These explanatory notes and other information are available for inspection as of the date hereof. These items can be obtained free of charge at the Company’s office address and are also available at the Company’s website: www.uniqure.com.

Agenda item 2: Report on the financial year 2015

This item will be discussed.

Under this agenda item, the Management Board will discuss the business and results of operations as contained in the statutory annual report for the financial year 2015 (the “2015 Annual Report”). In accordance with the Dutch Corporate Governance Code, the contents of the corporate governance chapter in the 2015 Annual Report, including the Company’s compliance with the Dutch Corporate Governance Code, are also submitted for discussion.

Agenda item 3: Explanation of the application of the remuneration policy

This item will be discussed.

Under this agenda item and in accordance with the Dutch Civil Code, an explanation will be provided on how the remuneration policy for the Management Board has been applied in 2015. Relevant information on the remuneration of the members of the Management Board is included in the 2015 Annual Report in footnote 29 to the Consolidated Financial Statements.

Agenda item 4: Adoption of the 2015 annual accounts and treatment of the results

This item will be voted on.

It is proposed to the General Meeting to adopt the annual accounts for the financial year 2015. This includes charging the loss incurred in 2015 to the general reserve of the Company. The annual accounts were prepared by the Management Board and audited and provided with an unqualified auditor’s report by PricewaterhouseCoopers Accountants N.V., the Company’s external auditor (page 106-107 of the 2015 Annual Report). The 2015 Annual Report, including the annual accounts, will be available for inspection by shareholders of the Company at the Company’s offices at Meibergdreef 61, 1105BA Amsterdam, the Netherlands. The 2015 Annual Report has also been made available at the Company’s website: www.uniqure.com at the time of the notice of this meeting.

Agenda items 5 and 6: Discharge of the members of the Management Board and Supervisory Board

These items will be voted on.

The discharge of the members of the Management Board and the discharge of the members of the Supervisory Board are two separate items on the agenda. It is proposed to grant discharge of liability to the members of the Management Board for the management and conducted policy during the 2015 financial year insofar as the exercise of such duties is reflected in the 2015 Annual Report or otherwise disclosed to the General Meeting. It is also proposed to grant discharge to the members of the

Supervisory Board for their supervision of the policies of the Management Board and the general course of affairs of the Company and its affiliated business during the financial year 2015 insofar as the exercise of such duties is reflected in the 2015 Annual Report or otherwise disclosed to the General Meeting.

Agenda item 7: Reappointment of PricewaterhouseCoopers Accountants N.V. as external auditors of the Company for the financial year 2016

This item will be voted on.

It is proposed to reappoint PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as the external auditor charged with the auditing of the annual accounts of the Company for the financial year 2016.

Agenda item 8: Amendment of the Articles of Association to effect a one tier board structure

This item will be voted on.

General

The Management Board and the Supervisory Board propose to change uniQure’s governance structure from a two-tier structure (Management Board under the supervision of the Supervisory Board) to a one-tier board structure (a Board consisting of one or more executive directors and two or more non-executive directors). A one-tier board structure is more commonly used globally and uniQure aims to conform to global practice in order to advance its ambitious plans to further grow internationally. A one-tier board structure will also enable uniQure to more deeply integrate executive and non-executive board members. The Company feels that this board model will enable uniQure to best meet its future objectives.

Introduction to the one-tier board structure

Below you will find a general explanation of the one-tier board structure. For an explanation on each of the articles of uniQure’s Articles of Association that are proposed to be amended, reference is made to the triptych containing the proposed amendments to the Articles of Association, included in Annex II to this agenda. The proposed amendments have been clearly marked by placing the current text in the first column alongside the new text in a second column and an explanation in the third column.

While preparing the amendment of the Articles of Association the provisions regarding the one-tier board included in Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code have been taken into account. Deviations from the Dutch Corporate Governance Code will be explained in the annual Corporate Governance Report that uniQure prepares and publishes each year and which report can be found on uniQure’s website. The triptych can be downloaded from www.uniqure.com and is available for inspection at the Company’s office address.

In the proposed structure all members of the Board, both the executive directors and the non-executive directors, will be collectively responsible for the Company’s management, general policy and strategy. The executive directors will manage the day-to-day management of uniQure. The non-executive directors will focus on the supervision on the policy and functioning of the executive directors and the general state of affairs of uniQure.

Subject to the approval by the General Meeting of the one-tier board structure, the executive directors and non-executive directors shall be appointed as such by the General Meeting at the binding nomination of the non-executive directors. The General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half the issued share capital. The Board shall determine the number of executive directors and non-executive directors, provided that the number of executive directors shall at all times be less than the number of non-executive directors. Only a natural person can be a non-executive director. The General Meeting may at any time remove or suspend any board member. Executive directors may also be suspended by the Board.

The Board shall appoint an executive director as chief executive officer (CEO). As also indicated in the explanatory notes to agenda item 9a it is intended to appoint  Mr. D. B. Soland as CEO as from the date of the execution of the deed of amendment (the “Implementation Date”). The Board shall furthermore appoint a non-executive director to be Chairman of the Board for such period as the Board may decide.

The Board, as well as two executive directors acting jointly, shall be authorized to represent uniQure externally.

The General Meeting must adopt a policy in respect of the remuneration of the Board upon the proposal of the non-executive directors. The remuneration of the executive directors shall be determined by the non-executive directors with due observance of such remuneration policy, while remuneration of the non-executive directors shall be determined by the Board with due observance of the remuneration policy.

The Board shall adopt one or more sets of regulations dealing with such matters as its internal organization, the manner in which decisions are taken, the composition, duties and organization of committees and any other matters concerning the Board, the CEO, the executive directors, the non-executive directors and the committees established by the Board. The regulations shall, among other things, include a division of duties among the directors and shall stipulate that the executive directors and non-executive directors may adopt legally valid resolutions with respect to matters that fall within their respective scope of duties as described in the regulations.

As from the Implementation Date, all members of the Supervisory Board will resign as supervisory board members and, in relation to the appointment of the members of the Board, reference is made to agenda item 9.

Proposed resolution

In accordance with Article 11.1 of the Articles of Association of the Company, the Management Board, with the prior approval of the Supervisory Board, proposes to amend the Articles of Association in accordance with the draft deed of amendment of the Articles of Association included in Annex II to this agenda and to authorize each member of the Management Board as well as each employee of Ploum Lodder Princen (lawyers and civil law notaries in Rotterdam, the Netherlands) to execute the deed of amendment.

By a vote in favor of the above proposal, the AGM resolves to adopt the proposed amendment of the  Articles of Association and resolves to authorize each member of the Management Board as well as each employee of Ploum Lodder Princen (lawyers and civil law notaries in Rotterdam, the Netherlands), to execute the deed of amendment of the Articles of Association and to make any adjustments that are necessary as well as to sign and execute the relevant deed of amendment of the Articles of Association.

Agenda item 9a: appointment of Mr. D. Soland as executive director

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association, it is proposed to appoint Daniel Bruce Soland as executive director in the one-tier board as from the Implementation Date for a term ending at the end of the annual General Meeting in 2020.

Summary Curriculum Vitae of Mr. D. Soland

Mr. D. Soland was born in 1958 and has American nationality.

Previous positions:

Mr. Soland joined uniQure in December 2015. He most recently served as Vice President and Chief Operating Officer of Viropharma, Inc. in Exton, Pennsylvania, U.S.. This company was acquired by Shire plc in January 2014. Prior to his position at Viropharma, from 2004 to 2006 Mr. Soland was President of Chiron Vaccines in Oxford, the United Kingdom, where he helped engineer a turnaround that contributed to Chiron’s acquisition by Novartis. From 2002 to 2003, he was President and CEO of Epigenesis Pharmaceuticals and from 1993 to 2001 he was Vice President and Director of Worldwide Marketing Operations at GlaxoSmithKline Biologicals and held positions of increasing responsibility at Pasteur-Merieux’s Connaught Laboratories (now Sanofi Pasteur).

Shares in the Company:

nil.

Motivation:

Mr. Soland has more than 30 years of industry experience. Mr. Soland holds a B.S. in Pharmacy from the University of Iowa. We believe that Mr. Soland is qualified to serve as an executive director and CEO due to his broad expertise in the biotechnology and pharmaceutical industries.

Below is an overview of the main elements of Mr. Soland’s remuneration package. The remuneration package is in accordance with the Company’s remuneration policy.

Base salary	:	USD 500,000
Short term incentive (cash)	:	annual performance bonus of up to 50% of the base salary, subject to both financial and nonfinancial criteria.
Long term incentive (shares)	:	as determined by the Board and in accordance with the annual awards under the Amended and Restated 2014 Share Incentive Plan (the “Restated 2014 Plan”).
Pension	:	in accordance with the Company’s remuneration policy.
Severance payment :	:

if terminated without cause or if leaving the Company for good reason, before 31 December 2016 he will be entitled to 24 months of Base Salary and after 31 December 2016 he will be entitled to 12 months of base salary; in both cases to include certain benefits for 12 months, any bonus due, including a lump sum bonus of 50% of base salary, and accelerated vesting of certain options and other equity awards.

Change of control	:	one year base salary and certain other remuneration elements.
Other	:

a one-time award of options to purchase up to 800,000 ordinary shares at USD 16.00 per share under the terms of the Restated 2014 Plan and to vest over a four year period, with one-quarter vesting on the first anniversary of the grant and the remainder vesting on a quarterly basis during the following three years; indemnification by the Company for certain matters related to employment; regular benefits such as participation in employee benefit plans, medical insurance plans and life insurance plans.

Agenda item 9b: appointment of Mr. M. Kapusta as executive director

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association, it is proposed to appoint Mr. Matthew Craig Kapusta as executive director in the one-tier board as from the Implementation Date for a term ending at the end of the annual General Meeting in 2019. On such date, the current term of Mr. Kapusta in the Management Board would lapse. For this reason it is proposed that the General Meeting appoint Mr. Kapusta for a period of three (3) years as from the Implementation Date instead of for the maximum period of four (4) years.

Summary Curriculum Vitae of Mr. M. Kapusta

Mr. Kapusta was born in 1972 and has American nationality.

Current position:

Mr. Kapusta has been a member of the Management Board of uniQure since the 2015 annual general meeting of the shareholders and has served as the Chief Financial Officer since January 2015.

Previous positions:

Prior to joining uniQure, from 2011 to 2014 Mr. Kapusta was Senior Vice President at AngioDynamics responsible for corporate development, strategic planning and national accounts. Prior to AngioDynamics, he served as Vice President, Finance for Smith & Nephew Orthopaedics. Mr. Kapusta was Managing Director, Healthcare Investment Banking at Collins Stewart, and held various positions at Wells Fargo Securities, Robertson Stephens and PaineWebber.

Shares in the Company:

Mr. Kapusta holds options to purchase 200,000 ordinary shares in the capital of uniQure (including 100,000 which are subject to shareholder approval), of which 31,250 are currently exercisable or exercisable within 60 days after 31 March 2016 as well as 38,440 performance share units.

Motivation:

Mr. Kapusta has nearly 20 years of experience in the life sciences industry. Mr. Kapusta holds a Master of Business Administration from New York University’s Stern School of Business, a Bachelor of Business Administration from University of Michigan’s Ross School of Business and earned his Certified Public Accountant license in 1996 while at Ernst & Young. We believe that Mr. Kapusta is qualified to serve as an executive director and CFO due to his broad expertise in the biotechnology and finance industries.

Agenda item 9c: appointment of Dr. S.J.H. van Deventer as non-executive director

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association, it is proposed to appoint Dr. Sander Jan Hendrik van Deventer as non-executive director in the one-tier board as from the Implementation Date for a term ending at the end of the annual General Meeting in 2020.

Summary Curriculum Vitae of Dr. S.J.H. van Deventer

Dr. van Deventer was born in 1954 and has Dutch nationality.

Current position:

Dr. van Deventer has been a member of the Supervisory Board of uniQure since 2012 and served as member of the Amsterdam Molecular Therapeutics supervisory board from April 2010 to April 2012. Dr. van Deventer was one of uniQure’s co-founders and currently chairs uniQure’s Scientific Advisory Board.

Previous positions:

Prior to becoming member of the Supervisory Board of uniQure, Dr. van Deventer served as interim Chief Executive Officer of Amsterdam Molecular Therapeutics, the predecessor company of uniQure, from February to October 2009. He was a professor, head of the department of experimental medicine and chairman of the department of gastroenterology of the Academic Medical Center at the University of Amsterdam from 2002 to 2004, and subsequently professor of experimental medicine at the University of Amsterdam Medical School until 2008.

Other positions:

Dr. van Deventer currently is a managing partner of Forbion Capital Partners, which he joined in 2006; and Professor of Translational Gastroenterology at the Leiden University Medical Center since 2008. Dr. van Deventer serves on the boards of enGene Inc, Argos Biotherapeutics, Staten Biotechnology and Hookipa Biotech.

Shares in the Company:

Dr. van Deventer’s beneficial ownership consists of 9,432 ordinary shares in the capital of uniQure and he holds options to purchase 5,000 ordinary shares in uniQure, of which 2,813 are currently exercisable or exercisable within 60 days after 31 March 2016.

Motivation:

Dr. van Deventer has extensive experience in biotechnology product development. He is the author of more than 400 scientific articles in peer-reviewed journals, and he serves as an advisor to regulatory authorities, including the EMA and FDA. Dr. van Deventer holds a degree in medicine as well as a Ph.D. from the University of Amsterdam. We believe that Dr. van Deventer is qualified to serve as non-executive director due to his expertise in the biotechnology industry and his service on the boards of directors of other biotechnology companies.

Agenda item 9d: appointment of Ms. P. Soteropoulos as non-executive director

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association, it is proposed to appoint Ms. Paula Soteropoulos as non-executive director in the one-tier board as from the Implementation Date for a term ending at the end of the annual General Meeting in 2017. On such date, the current term of Ms. Soteropoulos in the Supervisory Board would lapse. For this reason it is proposed that the General Meeting appoint Ms. Soteropoulos for a period of one (1) year instead of for the maximum period of four (4) years.

Summary Curriculum Vitae of Ms. P. Soteropoulos

Ms. Soteropoulos was born in 1967 and has American nationality.

Current position:

Ms. Soteropoulos has been a member of the Supervisory Board of uniQure since 2013.

Previous positions:

Prior to becoming a member of the Supervisory Board of uniQure, she served as Senior Vice President and General Manager, Cardiometabolic Business and Strategic Alliances at Moderna Therapeutics Inc. from July 2013 to December 2014. Prior to this, Ms. Soteropoulos worked at Genzyme Corporation, a biotechnology company, from 1992 to 2013, most recently holding the position of Vice President and General Manager, Cardiovascular, Rare Diseases.

Other positions:

Ms. Soteropoulos is currently the President and Chief Executive Officer of Akcea Therapeutics, a position she has held since January 2015.

Shares in the Company:

Ms. Soteropoulos holds options to purchase 10,000 ordinary shares in the capital of uniQure, of which 9,881 are currently exercisable or exercisable within 60 days after 31 March 2016.

Motivation:

Ms. Soteropoulos holds a bachelor of science degree in chemical engineering and a master of science degree in chemical and biochemical engineering, both from Tufts University, and holds an executive management certificate from the University of Virginia, Darden Graduate School of Business Administration. We believe Ms. Soteropoulos is qualified to serve as a non-executive director due to her extensive experience in the biotechnology industry.

Agenda item 9e: appointment of Dr. D.V. Schaffer as non-executive director

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association, it is proposed to appoint Dr. David Vernon Schaffer as non-executive director in the one-tier board as from the Implementation Date for a term ending at the end of the annual General Meeting in 2020.

Summary Curriculum Vitae of Dr. D.V. Schaffer

Dr. Schaffer was born in 1970 and has American nationality.

Current position:

Dr. Schaffer has been a member of the Supervisory Board of uniQure since 2014.

Previous positions:

Prior to becoming member of the Supervisory Board of uniQure, Dr. Schaffer was Assistant Professor from 1999 to 2005 and Associate Professor from 2005 to 2007 at the University of California, Berkeley Department of Chemical Engineering & Helen Wills Neuroscience Institute.

Other positions:

Currently, Dr. Schaffer is Professor of Chemical and Biomolecular Engineering, Bioengineering, and Neuroscience at University of California Berkeley, a position he has held since 2007, as well as Director of the Berkeley Stem Cell Center since 2011. Dr. Schaffer is also co-founder of 4D Molecular Therapeutics, a company specializing in proprietary technology for gene therapy products. We entered into a collaboration and license agreement with 4D Molecular Therapeutics in January 2014. He serves on the boards of the American Society for Gene and Cell Therapy and the Society for Biological Engineering. He has more than 20 years of experience in chemical and molecular engineering, and stem cell and gene therapy research, has over 165 scientific publications, and serves on 5 journal editorial boards and 5 industrial scientific advisory boards.

Shares in the Company:

Dr. Schaffer holds 153,353 ordinary shares in the capital of uniQure.

Motivation:

Dr. Schaffer holds a bachelor of science degree in chemical engineering from Stanford University and a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology. We believe Dr. Schaffer is qualified to serve as a non-executive director due to his extensive relevant scientific expertise and experience in the biotechnology industry.

Agenda item 9f: appointment of Mr. W. Lewis as non-executive director

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association, it is proposed to appoint Mr. W. Lewis as non-executive director in the one-tier board as from the Implementation Date for a term ending at the end of the annual General Meeting in 2017. On such date, the current term of Mr. Lewis in the Supervisory Board would lapse. For this reason it is proposed that the General Meeting appoint Mr. Lewis for a period of one (1) year as from the Implementation Date instead of for the maximum period of four (4) years.

Summary Curriculum Vitae of Mr. W. Lewis

Mr. Lewis was born in 1968 and has American nationality.

Current position:

Mr. Lewis has been a member of the Supervisory Board of uniQure since 2014.

Previous positions:

Prior to becoming member of the Supervisory Board of uniQure and prior to his joining Insmed in 2012, Mr. Lewis was President and Chief Financial Officer of Aegerion Pharmaceuticals, Inc., which he also co-founded. At Aegerion, he played a pivotal role in re-orienting the company’s strategy to focus on orphan disease indications. He previously worked in the U.S. and Europe in investment banking for JP Morgan, Robertson Stephens and Wells Fargo. During his time in banking, he was involved in a broad range of domestic and international capital raises and advisory work valued at more than $20 billion. He serves on the Board of Directors of Oberlin College and is a member of the Visiting Committees of the Weatherhead School of Management of Case Western Reserve University and The Hawken School.

Other positions: Mr. Lewis is currently President, Chief Executive Officer and member of the board of directors of Insmed, a biopharmaceutical company specializing in inhalation therapies for orphan lung diseases.

Shares in the Company:

Mr. Lewis holds options to purchase 10,000 ordinary shares in the capital of uniQure, of which 5,000 are currently exercisable or exercisable within 60 days after 31 March 2016.

Motivation:

Mr. Lewis holds a bachelor of arts from Oberlin College and an M.B.A./J.D. from Case Western Reserve University. We believe that Mr. Lewis is qualified to serve as a non-executive director due to the depth of his experience in the biotechnology and finance industries.

Agenda item 9g: appointment of Mr. P. Astley-Sparke as non-executive director

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association, it is proposed to appoint Mr. Philip Astley-Sparke as non-executive director in the one-tier board as from the Implementation Date for a term ending at the end of the annual General Meeting in 2018. On such date, the current term of Mr. Astley-Sparke in the Supervisory Board would lapse. For this reason it is proposed that the General Meeting appoint Mr. Astley-Sparke for a period of two (2) years as from the Implementation Date instead of for the maximum period of four (4) years.

Summary Curriculum Vitae of Mr. P. Astley-Sparke

Mr. Astley-Sparke was born in 1971 and has British nationality.

Current position:

Mr. Astley-Sparke has been a member of the Supervisory Board of uniQure since 2015.

Previous positions:

Mr. Astley-Sparke served as President of uniQure Inc. from January 2012 until February 2014 and was previously responsible for building uniQure’s U.S. infrastructure. Prior to becoming member of the Supervisory Board of uniQure, Mr. Astley-Sparke served as vice president and general manager at Amgen, Inc., a biopharmaceutical company, until December 2011, following Amgen’s acquisition of BioVex Group, Inc., a biotechnology company, in March 2011. Mr. Astley-Sparke had been president and chief executive officer of BioVex Group, which developed the first oncolytic vaccine to be approved in the western world following the approval of Imlygic in 2015. He oversaw the company’s relocation to the U.S. from the U.K. in 2005. Prior to working at BioVex Group, Inc., Mr. Astley-Sparke was a healthcare investment banker at Chase H+Q/Robert Fleming.

Other positions:

Mr. Astley-Sparke currently is Executive Chairman and co-founder of Replimune Limited, a company developing second generation oncolytic vaccines.  Mr. Astley-Sparke has been a venture partner at Forbion Capital Partners, a venture capital fund, since May 2012. He also serves as Chairman of the board of Oxyrane Ltd., a biotechnology company.

Shares in the Company:

nil.

Motivation:

Mr. Astley-Sparke qualified as a chartered accountant with Arthur Andersen in London and received a bachelor’s degree in cellular and molecular pathology from Bristol University in the United Kingdom. Mr. Astley-Sparke is qualified to serve as a non-executive director due to his expertise and experience in the biotechnology industry.

Agenda item 9h appointment of Mr. J. Kaye as non-executive director

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association, it is proposed to appoint Jack Kaye as non-executive director in the one-tier board as from the Implementation Date for a term ending at the end of the annual General Meeting in 2020.

Summary Curriculum Vitae of Mr. J. Kaye

Mr. Kaye was born in 1943 and has American nationality.

Previous positions:

Mr. Kaye previously served on the board of directors of Tongli Pharmaceuticals (USA), Inc., a China-based pharmaceutical company, and Balboa Biosciences, Inc., a privately held biotech company. Mr. Kaye began his career at Deloitte LLP, an international accounting, tax and consulting firm, in 1970 and was a partner in the firm from 1978 until May 2006. Mr. Kaye has extensive experience consulting with clients on accounting and reporting matters, private and public debt financings, SEC rules and regulations and corporate governance/Sarbanes-Oxley issues. In addition, he served as Deloitte’s Tri-State liaison with the banking and finance community and assisted clients with numerous merger and acquisition transactions.

Other positions:

Mr. Kaye has served as the Chairman of the Audit Committee of Keryx Biopharmaceuticals, Inc. since 2006. He has also served as Chairman of the Audit Committee of Dyadic International, Inc. since 2015.

Shares in the Company:

nil.

Motivation:

Mr. Kaye is a financial executive with over forty years of diversified experience. He has a Bachelor of Business Administration degree from Baruch College and is a Certified Public Accountant. We believe that Mr. Kaye is qualified to serve as a non-executive director due to his extensive accounting and financial experience and years of executive leadership in the biopharmaceutical industry.

Agenda item 10: Amendment of the Remuneration Policy

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association, it is proposed to amend the current remuneration policy as from the Implementation Date. It is proposed to amend the remuneration policy as a result of anticipated changes in light of the proposed one tier board structure of the Company. As a result thereof, the proposed remuneration policy will also cover the remuneration of the non-executive directors, which will be determined by the Board with due observance of the remuneration policy. In addition, it is proposed to amend the policy for executive directors in order to reflect market practice in the Company’s industry, including the delegation of broader authority to the board to determine executive remuneration. These practices are consistent with U.S. securities laws and U.S. Securities and Exchange Commission and NASDAQ rules and bring the Company into line with the practices of public companies in the United States, where the Company is expanding and plans to continue to expand.  These changes will allow the Company the flexibility to attract and retain talent in the United States as part of that expansion.

The proposal is therefore to amend the Remuneration Policy in accordance with the draft amended Remuneration Policy attached as Annex III to this agenda.

Agenda item 11a: Grant of options to Mr. M.C. Kapusta

This item will be voted on.

The Restated 2014 Plan allows for the grant of options to purchase ordinary shares in the Company. The Remuneration Committee has recommended that the Supervisory Board grants to Mr. M. Kapusta a new option to purchase up to 100,000 ordinary shares in the Company at an exercise price of USD 23.60 (the closing stock price per ordinary share as of 25 August 2015) in view of his major contributions since he joined the Company. Such option will be subject to vesting in accordance with the terms of the Restated 2014 Plan and the Company’s Remuneration Policy. The Supervisory Board endorsed the recommendation on 25 August 2015. In accordance with the remuneration policy of the Company, this grant requires the approval of the General Meeting due to the number of options granted.

The proposal is to approve the grant of an option to purchase up to 100,000 ordinary shares in the capital of the Company under the Restated 2014 Plan to Mr. M. Kapusta.

Agenda item 11b: Grant of options to Mr. D.B. Soland

This item will be voted on.

Following the recommendation of the Remuneration Committee, the Supervisory Board approved at its meeting of 18 December 2015, the grant of an option to Mr. Soland to acquire 800,000 ordinary shares in the Company at an exercise price of USD 16.00 (the closing stock price per ordinary share as of 18 December 2015) in connection with joining the Company.

It is proposed that the General Meeting approves the resolution of the Supervisory Board dated 18 December 2015 to grant to Mr. Soland as of that date, subject to the approval by the General Meeting, an option to acquire up to 800,000 ordinary shares in the capital of the Company.

Agenda item 11c: Grant of options to Mr. P. Astley-Sparke

This item will be voted on.

The Supervisory Board approved at its meeting of 28 January 2016, following the recommendation of the Remuneration Committee, the grant of an option to Mr. Philip Astley-Sparke to acquire 10,000 ordinary shares in the Company at an exercise price of USD 18.21 per share.

It is proposed that the General Meeting approves the resolution of the Supervisory Board dated 28 January 2016 to grant to Mr. Philip Astley Sparke as of that date, subject to the approval by the General Meeting, an option to acquire up to 10,000 ordinary shares in the capital of the Company.

Agenda item 12 Designation of the Board as the competent body to issue ordinary shares and options and to limit or exclude preemptive rights

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association pursuant to agenda item 8, it is proposed that the Board is designated as the competent body to issue ordinary shares in the share capital of the Company having a nominal value of EUR 0.05 per share and to grant rights to subscribe for ordinary shares for a term of 18 months with effect from the date of this AGM, and to limit or exclude pre-emptive rights in connection therewith. The number of ordinary shares to be issued shall be limited to (i) a maximum of the authorized share capital of the Company pursuant to the Company’s Articles of Association in the event of an underwritten public offering, or (ii) a maximum of 19.9% of the Company’s aggregate issued capital at the time of issuance (less any shares previously issued pursuant to such authority) in connection with other issuances.

This designation is consistent with U.S. securities laws and U.S. Securities and Exchange Commission and NASDAQ rules, and will allow the Board to be flexible and react quickly in respect of the financing of the Company, if and when deemed appropriate, without additional approval from the shareholders. The designation can be used for any and all purposes, subject to statutory limitations and with the exception of awards under the Restated 2014 Plan.

Agenda item 13a Amendment of the Amended and Restated 2014 Share Incentive Plan (voting item)

This item will be voted on.

The latest amendment of the Restated 2014 Plan was approved by the Company’s general meeting of shareholders on 10 June 2015. The purpose of the Restated 2014 Plan is to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the group and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. Pursuant to the Restated 2014 Plan, the Company may grant incentive share options, non-statutory share options, share appreciation rights, restricted share awards, restricted share units and other share-based awards. Under the Restated 2014 Plan, the maximum number of ordinary shares available is currently limited to 2,601,471. As of 3 May 2016, 233,915 ordinary shares remain available for grant under the Restated 2014 Plan.

It is now proposed to increase the option pool under the 2014 Plan in order to provide adequate incentives for new and existing employees, directors, consultants and advisors in light of the significant growth of the group’s operations and staff to support the Company’s development programs. The amendment to the Restated 2014 Plan, if approved, will increase the authorized number of ordinary shares available by 3,000,000.

Subject to the approval of the proposed amendment of the Articles of Association pursuant to agenda item 8, it is also proposed to make certain necessary technical amendments to the Restated 2014 Plan to reflect that the role and authority of the Supervisory Board under the Restated 2014 Plan will be vested with the Board as of the Implementation Date.

A copy of the Restated 2014 Plan, including the proposed amendments, is available on the Company’s website: www.uniqure.com.

Historical Granting Practices

In 2012, uniQure established the 2012 Share Incentive Plan (the “2012 Plan”) and granted options to purchase 1,606,347 ordinary shares (of which 478,217 were granted to members of the Management Board and 196,912 were granted to members of the Supervisory Board) thereunder. These options were granted in connection with the reorganization of the uniQure group and replaced options previously granted by Amsterdam Molecular Therapeutics (“AMT”), uniQure’s predecessor company. Options granted under the 2012 Plan vested over a period of three years.

In 2013, the Company granted options to purchase 301,468 ordinary shares under the 2012 Plan (of which 252,652 were granted to members of the Management Board and 10,000 were granted to members of the Supervisory Board). As of 3 May 2016, there were outstanding options to purchase up to 964,155 ordinary shares under the 2012 Plan.

In 2014, the Company adopted the 2014 Share Incentive Plan and granted options to purchase 1,115,000 ordinary shares thereunder, primarily to management, directors and certain other employees, many of which after the Company’s IPO held a large proportion of vested options, in order to attract, retain and motivate long-term value creation. In 2014, 112,500 options were granted to members of the Management Board and 35,000 options were granted to members of the Supervisory Board. Options granted under the Restated 2014 Plan vest over a period of four years.

Also in 2014, the Company granted options to purchase up to 609,744 ordinary shares to the founders of 4D Molecular Therapeutics (“4D”) in connection with the strategic collaboration entered into with 4D in January 2014. These options were granted outside the Company’s equity plans and formed part of the consideration for the exclusive collaboration and license arrangements with 4D.

In 2015, the Company granted to management and certain other employees options to purchase a total of 1,566,500 ordinary shares, including options to purchase 1,000,000 ordinary shares outside the Restated 2014 Plan. The options granted outside of the Restated 2014 Plan included 800,000 options awarded to our CEO in connection with joining the Company in December 2015. During 2015, 200,000 options were granted to member of the Management Board and no grants were made to members of the Supervisory Board.

From 1 January to 3 May 2016, the Company granted awards to purchase 828,645 ordinary shares, including new hire inducement awards to purchase 125,000 ordinary shares granted outside the Restated 2014 Plan. These awards were granted to management, directors and certain other employees in order to attract, retain and motivate long-term value creation.  Awards granted from 1 January through 3 May 2016 included the Company’s annual equity grants to employees for calendar year 2016, which consisted of options to purchase 593,228 ordinary shares, 170,940 performance share units and 65,178 restricted share units. Awards granted in 2016 through 3 May included 35,000 options and 25,000 restricted share units awarded to members of the Supervisory Board and 38,440 performance share units awarded to a member of the Management Board. The Company’s restricted share unit awards vest in full after three years, subject to continued employment.  The performance share unit awards are subject to the achievement of specified performance objectives for 2016, and the vested portion, if any, will be settled on the third anniversary of the grant, subject to continued employment.

Rationale for Proposal to Increase Authorized Shares Under the Restated 2014 Plan

If the amendment to the Restated 2014 Plan is not approved, the Company will have only 233,915 ordinary shares available for future grants under the Restated 2014 Plan as of 3 May 2016. The Company continues to actively progress its clinical studies of AMT-060 in hemophilia B and AMT-110 in Sanfilippo B, support its collaboration with Bristol-Myers Squibb and advance several preclinical product candidates for other liver and CNS-related disorders, such as hemophilia A and Huntington’s disease.  The Company believes that these activities, which will require the expansion of the Company’s clinical, regulatory and medical teams, research and operational capabilities and corporate infrastructure, are essential to achieving its corporate goals and generating shareholder value, and require the continued use of equity-based compensation to attract top-tier talent.

The Company anticipates that its equity-based compensation needs will soon exceed the remaining ordinary shares available under the Restated 2014 Plan. To address this concern, the Supervisory Board unanimously recommends that the shareholders approve the proposed increase in authorized shares under the Restated 2014 Plan.

Key Considerations for Requesting Additional Shares Under the Restated 2014 Plan

In determining the increase in the number of ordinary shares available for issuance under the Restated 2014 Plan, the Supervisory Board considered the following factors:

•                                          Number of ordinary shares available for grant under the Restated 2014 Plan: As of 3 May 2016, 233,915 ordinary shares remained reserved and available for future grants under the Restated 2014 Plan.

•                                          Burn rate:  In 2014, the Company’s burn rate (the Company’s usage of shares for its equity plans as a percentage of its shares outstanding after our IPO in 2014) was approximately 7%, excluding the options granted to the founders of 4D in connection with the 4D collaboration agreement. In 2015, the Company’s burn rate was approximately 4%, excluding the new-hire grant made to our CEO in December 2015 (the burn rate was 8% including the new-hire grant to our CEO). Based on the Company’s analysis of burn rates for peer companies, and feedback from independent specialists in executive compensation, the Company believes that its 2014 and 2015 burn rates are reasonably consistent with market practice.

•                                          Overhang: As of 3 May 2016, the Company had outstanding options to purchase 3,782,173 ordinary shares, 170,940 performance share units and 65,178 restricted share units, including awards made outside the Restated 2014 Plan, which collectively represented an overhang (the Company’s options, performance share units and restricted share units outstanding as a percentage of all of its shares outstanding) of 16.1%. Based on the Company’s analysis of overhang for peer companies, and feedback from independent specialists in executive compensation, the Company believes that its overhang is reasonably consistent with market practice.

Amendments to the Restated 2014 Plan

The Company is committed to strong corporate governance and maximizing shareholder value. The Supervisory Board believes the use of equity-based compensation aligns plan participants’ interests with shareholders, and thereby promotes best practices in corporate governance. To this end, the Supervisory Board proposes the following amendments to the Restated 2014 Plan:

•                                         Increase the number of ordinary shares reserved for issuance, so that the number of shares reserved for issuance is 5,601,471 shares, which is equal to the sum of (i) 2,367,556 ordinary shares subject to outstanding awards under the Restated 2014 Plan, plus (ii) 233,915 ordinary shares remaining available for future grants under the Restated 2014 Plan, and (iii) an increase of 3,000,000 ordinary shares over the current authorization of the Restated 2014 Plan that will be available for awards under the Restated 2014 Plan.

•                                         Make certain necessary technical amendments to the Restated 2014 Plan to reflect that the role and authority previously vested in the Supervisory Board will be vested with the Board as of the Implementation Date.

In determining the appropriate number of shares to request, the Supervisory Board analyzed market practices of peer companies and solicited advice from independent specialists in executive compensation. Upon a review of the remaining shares available for grant under the Restated 2014 Plan and the anticipated need for future equity award issuances, the Supervisory Board approved the increase in the ordinary share pool authorized for issuance, to ensure that the Company has sufficient equity plan capacity to continue to provide its management, employees and directors with appropriate equity-based incentives.

The Supervisory Board believes that the increase in the authorized number of ordinary shares under the Restated 2014 Plan is essential to ensure that the Company has a sufficient reserve to grant equity incentives at levels deemed appropriate by the Remuneration Committee and the Board. The Company believes that competitive equity awards are important in attracting and retaining talent as the Company progresses its clinical and preclinical product candidates, and supports the collaboration with Bristol-Myers Squibb. Without the increase in the authorized shares under the Restated 2014 Plan, the Company may not be able to attract and provide long-term incentives to new executives and other professional talent that are needed to achieve its corporate goals, and may be required to provide significantly higher cash compensation. The Supervisory Board is also committed to supporting best practices in corporate governance and believes that the proposed changes to the Restated 2014 Plan reflect best practices. These amendments better align the features and design of the Restated 2014 Plan with the Company’s goal of maximizing and preserving shareholder value.

Agenda item 13b Designation of the Board as the competent body to issue ordinary shares and options and to exclude preemptive rights under the Restated 2014 Plan (voting item)

This item will be voted on.

At the annual general meeting of shareholders held on 10 June 2015, the General Meeting designated the Supervisory Board as the competent body to issue ordinary shares and options under the Restated 2014 Plan, and to exclude pre-emptive rights in connection therewith. Subject to the approval of the proposed amendment of the Articles of Association pursuant to agenda item 8, it is proposed that the Board is designated as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares under the Restated 2014  Plan, as amended pursuant to agenda item 13a, for the duration of the Restated 2014 Plan with effect from the Implementation Date, and to limit or exclude pre-emption rights in connection therewith. This authority is limited to a maximum of 5,601,471 ordinary shares. It is further proposed to the General Meeting to approve that this maximum number of ordinary shares be reserved for issuance under and pursuant to the Restated 2014 Plan.

Agenda item 14 Authorization of the Board to repurchase ordinary shares

This item will be voted on.

Subject to the approval of the proposed amendment of the Articles of Association pursuant to agenda item 8, it is proposed that the Board is hereby authorized for an 18-month period from the date of this AGM to acquire the Company’s  own fully paid-up ordinary shares up to a maximum of 10% of the issued share capital of the Company, within the limits set by Dutch law and the Company’s Articles of Association, as amended pursuant to agenda item 8, through purchase on the public market or otherwise at a repurchase price between the nominal value of the ordinary shares concerned and an amount equal to 110% of the highest price officially quoted for the ordinary shares on any of the official stock markets on which the Company’s ordinary shares are listed during any of 30 banking days preceding the date the repurchase is effected or proposed.

***

Annex II

The Triptych containing the proposed amendment of the Articles of Association has been made available at the Company’s website: www.uniqure.com at the time of the notice of this meeting.

Article III

The Amended Remuneration Policy has been made available at the Company’s website: www.uniqure.com at the time of the notice of this meeting.